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                                                                 EXHIBIT 3(b)(v)

                                    EXHIBIT A

                  Amendment to Section 5.01 of Article V of the
                 Amended and Restated Code of Bylaws, as amended
                              of The Sands Regent,
                              a Nevada corporation

     Effective as of August 20, 2002, Section 5.01 of Article V of the Amended and Restated Code of Bylaws, as amended of this Corporation shall be amended and restated to read in its entirety:

     Section 5.01. Officers. The officers of the Corporation shall consist of a
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Chairman of the Board of Directors, President, Chief Operating Officer,
Treasurer, one or more Executive Vice Presidents, one or more Senior Vice Presidents, and other Vice Presidents as the case might be, Secretary, and other such officers and assistant officers as may be deemed necessary by the Board of Directors of the Corporation, provided, however, that the President of the Corporation shall be a member of the Board of Directors. Each officer so elected shall hold office until his successor is elected and qualified, but shall be subject to removal at any time by the vote or written consent of a majority of the Directors, provided, however, that a vote or written consent of two-thirds (2/3rds) of the Directors shall be required to remove from office the President, Chief Operating Officer, Treasurer or any Executive Vice President of the Corporation.

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